Jeffrey R. Vetter	June 15, 2015	Email jvetter@fenwick.com Direct Dial (650) 335-7631

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Barbara C. Jacobs, Assistant Director
Ivan Griswold, Attorney-Advisor
Stephen Krikorian, Accounting Branch Chief
Morgan Youngwood, Staff Accountant

Re:	Fitbit, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed June 2, 2015
File No. 333-203941

Ladies and Gentlemen:

On behalf of Fitbit, Inc. (the “Company”), we are concurrently transmitting herewith Amendment No. 3 (“Amendment No. 3”) to the Registration Statement on Form S-1 (File No. 333-203941) initially filed by the Company with the U.S. Securities and Exchange Commission (the “Commission”) on May 7, 2015 (the “Registration Statement”). In this letter, we respond to the comments of the staff of the Commission (the “Staff”) contained in the Staff’s letter dated June 11, 2015 (the “Letter”) with respect to Amendment No. 2 to the Registration Statement filed by the Company with the Commission on June 2, 2015 (“Amendment No. 2”). The numbered paragraphs below correspond to the numbered comments in the Letter and the Staff’s comments are presented in bold italics. We have also enclosed with the copy of this letter that is being transmitted via overnight courier four copies of Amendment No. 3 in paper format marked to show changes from Amendment No. 2. In addition to addressing the comments raised by the Staff in its letter, the Company has further revised the Registration Statement to update certain other disclosures with respect to the Company’s public offering.

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U.S. Securities and Exchange Commission

Division of Corporation Finance

June 15, 2015

Prospectus Summary

Our Market Opportunity, page 3

1.	We note your response to prior comment 2 and your corresponding amendments to the registration statement. Please expand this section and your MD&A overview to explain that since you are not tracking user retention rates the active user metric does not capture the size and growth of your engaged community for other revenue opportunities, such as subscription-based premium services and corporate wellness offerings. Also, identify the risks and challenges related to not tracking active users under Our Growth Strategy on page 5. Lastly, in light of the nominal thresholds for being counted as an “active user,” please consider adding disclosure that the metric only represents the potential or possible size or growth of your engaged community.

In response to the Staff’s comment, the Company has revised its disclosure on pages 4, 6, 25-26, 57-59, 89, and 92 of Amendment No. 3.

Risk Factors

“Our failure or inability to protect our intellectual property …,” page 27

2.	This risk factor caption focuses on risks to your business related to intellectual property rights; however, the litigation with Aliphcom, Inc. d/b/a/ Jawbone appears to involve causes of action beyond intellectual property rights. To the extent that this litigation presents material risks to the Company beyond those identified in the risk factor caption, please present your description of the Jawbone litigation in a separately captioned risk factor.

The Company believes that the Jawbone litigation is primarily related to intellectual property and does not believe that the litigation presents material risks to the Company beyond those identified in the risk factor regarding intellectual property.

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U.S. Securities and Exchange Commission

Division of Corporation Finance

June 15, 2015

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact me at (650) 335-7631 or, in my absence, James D. Evans at (206) 389-4559.

Sincerely,

/s/ Jeffrey R. Vetter

Jeffrey R. Vetter

cc:	Via E-mail
James Park
William Zerella
Andy Missan, Esq.
Juliana Chen, Esq.
Cynthia C. Hess, Esq.
James D. Evans, Esq.
Ran D. Ben-Tzur, Esq.
Rezwan D. Pavri, Esq.
Richard A. Kline, Esq.